Motion Acquisition Corp.

c/o Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, New York 10174

October 13, 2020

VIA EDGAR

Ms. Anjuja A. Majmudar

Office of Energy and Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Motion Acquisition Corp.
Registration Statement on Form S-1
File No. 333-249061

Dear Ms. Majmudar:

Motion Acquisition Corp. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Wednesday, October 14, 2020, or as soon thereafter as practicable.

Very truly yours,

MOTION ACQUISITION CORP.

By:	/s/ Michael Burdiek
Name: Michael Burdiek Title: Chief Executive Officer